UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Semiconductor Manufacturing International Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)

Semiconductor Manufacturing International Corporation
(Name of Person(s) Furnishing form)

Option to Purchase Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Dr. David N. K. Wang
President and Chief Executive Officer
18 Zhangjiang Road, Pudong New Area, Shanghai, China 201203
Telephone: (8621) 3861-0000
Facsimile: (8621) 3895-3568

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on
Behalf of Subject Company)

Copies to:

Carmen Chang
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
650-493-9300

February 12, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

    (a) English translations of the following documents are attached as exhibits hereto.

(1) Letter to Participants

(2) Q&A about the Replacement Grants for Participants

(3) Agreement to Grant Restricted Share Unit and Stock Option Awards

(4) Semiconductor Manufacturing International Corporation Report of Foreign Private Issuer on Form 6-K (via link) (filed with the Commission on February 11, 2010 and incorporated herein by reference).

    (b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

    (1) Included in the documents attached as exhibits hereto.

    (2) Not applicable.

    (3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	On February 12, 2010, Semiconductor Manufacturing International Corporation filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

(2)	Not applicable.

PART IV – SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dr. David N. K. Wang
(Signature)

Dr. David N. K. Wang
President and Chief Executive Officer
(Name and Title)

February 12, 2010
(Date)